Exhibit 16.1

July 1, 2013

United States Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W
Washington D.0 20549

Re: Development Capital Group

Dear Sirs/Madams:

The undersigned Thomas A Ralston, CPA, previously acted as a independent accountant to audit the financial statements of Development Capital Group. We are no longer acting as a independent account to the Company.

This letter will confirm that we have read Development Capital Group statements included under Item 5 of its Form 8k dated July 1, 2013 and we agree with such statements as they relate to us and with the statements of the Company in the remainder of the Current Report on Form 8-k.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-k.

Very truly,

/s/ Thomas A. Ralston

Thomas A. Ralston,  CPA.